Chairman
Dr. John
Climax
ICON Corporate
Dev
President
Bill Taaffe
CEO
Peter Gray
CFO
Ciaran Murray
ICON
Development
Solutions
President
Dr Thomas Frey
ICON Central
Laboratories
President
Bob
Scott-Edwards
ICON
Contracting
Solutions
Tony Southers
Snr VP
VP Corporate
QA
Jo Coyle
VP Global IT
Mike McGrath
VP Process
Development
Alan Morgan
Exec. VP
Organisational
Development
Sean Leech
VP Strategic HR
Eimear Kenny
Group Director
Market
Development
Simon Holmes
ICON Clinical
EU
President
Dr Peter
Sowood
ICON Clinical
US
President
Dr John
Hubbard
ICON Clinical
ROW President
Dr Dan Weng
ICON Clinical Research
Beacon
Bioscience
CEO
 Ted Gastineau
ICON plc Global Organization

ICON PLC
Investor Relations Day 2007
Peter Gray
March 2nd  2007

Chairman
Dr. John Climax
Dev
ICON Corporate
President
Bill Taaffe
CEO
Peter Gray
CFO
Ciaran Murray
ICON
Development
Solutions
President
Dr Thomas Frey
ICON Central
Laboratories
President
Bob
Scott-Edwards
ICON
Contracting
Solutions
Tony Southers
Snr VP
VP Corporate
QA
Jo Coyle
VP Global IT
Mike McGrath
VP Process
Development
Alan Morgan
Exec. VP
Organisational
Development
Sean Leech
VP Strategic HR
Eimear Kenny
Group Director
Market
Development
Simon Holmes
ICON Clinical
EU
President
Dr Peter
Sowood
ICON Clinical
US
President
Dr John
Hubbard
ICON Clinical
ROW President
Dr Dan Weng
ICON Clinical Research
Beacon
Bioscience
CEO
 Ted Gastineau
ICON plc Global Organization

Forward Looking Statements
Certain statements contained herein including, without limitation, statements containing the words “believes,” “anticipates,”
“intends,” “expects” and words of similar import, constitute forward-looking statements concerning the Company's
operations, performance, financial condition and prospects.  Because such statements involve known and unknown risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements.  Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.  The
Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new
information, future events or otherwise.

ICON
A Symbol of Excellence

ICON
founded
in Dublin by
Dr. John Climax &
Dr. Ronan Lambe
1990

The Journey So Far

1990
ICON
founded
in Dublin by
Dr. John Climax &
Dr. Ronan Lambe

ICON's
first foreign office
opens in
Winchester, UK
1991

The Journey So Far

ICON
A Symbol of Excellence

1990
ICON
founded
in Dublin by
Dr. John Climax &
Dr. Ronan Lambe
ICON's
first foreign office
opens in
Winchester, UK

ICON
opens its
first Office in
the US
in Philadelphia
1992

The Journey So Far

A Symbol of Excellence

1990
ICON
founded
in Dublin by
Dr. John Climax &
Dr. Ronan Lambe
ICON's
first foreign office
opens in
Winchester, UK
ICON
opens its
first Office in
the US
in Philadelphia
ICON
opens its
Sydney office
1997

The Journey So Far

ICON
A Symbol of Excellence

1997
ICON opens its Sydney office
1990
ICON founded in Dublin by Dr. John Climax & Dr. Ronan Lambe
ICON's first foreign office opens in Winchester, UK
ICON opens its first Office in the US in Philadelphia

ICON
opens office in Singapore and Buenos Aires
1998

The Journey So Far

A Symbol of Excellence

1997
ICON
opens its
Sydney office
ICON
opens office in
Singapore and
Buenos Aires
1990
ICON
founded
in Dublin by
Dr. John Climax &
Dr. Ronan Lambe
ICON's
first foreign office
opens in
Winchester, UK
ICON
opens its
first Office in
the US
in Philadelphia

ICON
acquires
UK based
regulatory
consultancy
2000

The Journey So Far

ICON
A Symbol of Excellence

1990
ICON founded in Dublin by Dr. John Climax & Dr. Ronan Lambe
ICON's first foreign office opens in Winchester, UK
ICON opens its first Office in the US in Philadelphia
1997
ICON opens its Sydney office
ICON opens office in Singapore and Buenos Aires
ICON acquires UK based regulatory consultancy

ICON acquires central laboratory in New York
2000

The Journey So Far

A Symbol of Excellence

2000
ICON acquires central laboratory in New York
1997
ICON opens its Sydney office
ICON opens office in Singapore and Buenos Aires
ICON acquires UK based regulatory consultancy
1990
ICON founded in Dublin by Dr. John Climax & Dr. Ronan Lambe
ICON's first foreign office opens in Winchester, UK
ICON opens its first Office in the US in Philadelphia

ICON acquires Managed Clinical Solutions
2002

The Journey So Far

2000
ICON acquires central laboratory in New York
ICON acquires Managed Clinical Solutions
1997
ICON opens its Sydney office
ICON opens office in Singapore and Buenos Aires
ICON acquires UK based regulatory consultancy
1990
ICON founded in Dublin by Dr. John Climax & Dr. Ronan Lambe
ICON's first foreign office opens in Winchester, UK
ICON opens its first Office in the US in Philadelphia

ICON
acquires
UK based
Phase 1 Facility
2003

The Journey So Far

ICON
A Symbol of Excellence

2000
ICON acquires central laboratory in New York
ICON acquires Managed Clinical Solutions
ICON acquires UK based Phase 1 Facility
1997
ICON opens its Sydney office
ICON opens office in Singapore and Buenos Aires
ICON acquires UK based regulatory consultancy
1990
ICON founded in Dublin by Dr. John Climax & Dr. Ronan Lambe
ICON's first foreign office opens in Winchester, UK
ICON opens its first Office in the US in Philadelphia

ICON acquires Globomax
2003

The Journey So Far

2003
ICON acquires Globomax
2000
ICON acquires central laboratory in New York
ICON acquires Managed Clinical Solutions
ICON acquires UK based Phase 1 Facility
1997
ICON opens its Sydney office
ICON opens office in Singapore and Buenos Aires
ICON acquires UK based regulatory consultancy
1990
ICON founded in Dublin by Dr. John Climax & Dr. Ronan Lambe
ICON's first foreign office opens in Winchester, UK
ICON opens its first Office in the US in Philadelphia

ICON
acquires
Beacon
Bioscience Inc.
2004

The Journey So Far

A Symbol of Excellence

2003
ICON acquires Globomax
ICON acquires Beacon Bioscience inc.
2000
ICON acquires central laboratory in New York
ICON acquires Managed Clinical Solutions
ICON acquires UK based Phase 1 Facility
1997
ICON opens its Sydney office
ICON opens office in Singapore and Buenos Aires
ICON acquires UK based regulatory consultancy
1990
ICON founded in Dublin by Dr. John Climax & Dr. Ronan Lambe
ICON's first foreign office opens in Winchester, UK
ICON opens its first Office in the US in Philadelphia

ICON
acquires
Ovation
2006

The Journey So Far

ICON
A Symbol of Excellence

2003
ICON acquires Globomax
ICON acquires Beacon Bioscience Inc.
ICON acquires Ovation
2000
ICON acquires central laboratory in New York
ICON acquires Managed Clinical Solutions
ICON acquires UK based Phase 1 Facility
1997
ICON opens its Sydney office
ICON opens office in Singapore and Buenos Aires
ICON acquires UK based regulatory consultancy
1990
ICON founded in Dublin by Dr. John Climax & Dr. Ronan Lambe
ICON's first foreign office opens in Winchester, UK
ICON opens its first Office in the US in Philadelphia

2006
•
Revenues $450 million
•
Operating Profits $47m
•
EPS $1.33
•
Staff 4,300
1990
•
Revenues $0.5 million
•
Operating Profits $0m
•
Staff 5
The Journey So Far
2007 Guidance
•
Revenues $530-$550
•
Operating Profits $58 - $62m
•
EPS $1.63 - $1.71
•
Staff 4,800 – 5,100

Market Environment

*Source:  Tufts Centre for Study of Drug Development
Strong Market Environment with...
•
Fundamental R&D Spending Growth Trend 6%- 8% p.a.
¯
Phase II / III pipelines strengthening
•
Increased Outsourcing
¯
Being accelerated by activity & funding in Biotech / Speciality
¯
Globalisation of clinical research
¯
Cost containment pressures
¯
Evidence that projects, where CROs are engaged, complete faster than
“internal only” studies*
¯
Growth c.15% p.a. since 2001*
•
Increasing Regulation
¯
More patients/ more studies
¯
Post marketing surveillance

$Billion
$50.0
$45.0
$40.0
$35.0
$30.0
$25.0
$20.0
$15.0
$10.0
$5.0
$0.0
$16.4
$38.9
$19.5
$17.9
$25.3
$30.8
$34.5
$47.1
1999
2000
2001
2002
2003
2004
2005
2006

Biotech fund raising ($billions)
Source: Burrill and Company
…US Biotech Funding continuing to grow,
leading to...

956
998
1,071
1,167
1,195
1,481
1,599
1,720
1997
1998
1999
2000
2001
2002
2003
2004

Source:  Informa Health
…significant growth in the number of
companies with active clinical projects,….
Number of companies running clinical projects

750
650
550
450
350
250
150
50
1999
2000
2001
2002
2003 (1)
2004 (1),(2)
2005 (1), (2)
2006 (1), (2)

Source: FDA Centre for Drug Evaluation & Research
(1) Includes active INDs for Therapeutic Biological Products Transferred from CBER to CDER effective 10/01/2003
(2) Includes INDs for Therapeutic Biological Products Transferred from CBER to CDER
… good recent growth in original IND Applications,….

6,000
5,000
4,000
3,000
2,000
3,600
3,611
3,661
3,883
4,157
4,544
4,827
5,023
5,445
1998
1999
2000
2001
2002
2003
2004
2005
2006

Source:  FDA
Number of Active INDs
… which has lead to significant growth in the
number of active INDs,…
49% Increase since 2000

1200
1000
800
600
400
200
0
Phase I
Phase II
Phase III
Resigtration
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06

Source: IMS R&D Focus, Dec 2006 and previous year SMRs
2002 – 2006
46% Growth Phase I – II
…which is enriching pipelines generally,
and leading to…

150
130
110
90
70
50
1998
1999
2000
2001
2002
2003
2004 (1)
2005 (1)
2006 (1)

1) Includes the Therapeutic Biological Products Transferred from CBER to CDER effective 10/01/2003
Source: FDA Centre for Drug Evaluation & Research
….a re-emergence of growth in NDA applications.

Pre-Clinical
Phase-I
Phase-II
Phase-III
Phase-IV
2000
NCE's

Not a “ Pig in a Python”, rather a …….

ICON
A Symbol of Excellence

Pre-Clinical
Phase-I
Phase-II
Phase-III
Phase-IV
2003
NCE's

…bursting dam….

Pre-Clinical
Phase-I
Phase-II
Phase-III
Phase-IV
2006
NCE's

…bursting dam….

Pre-Clinical
Phase-I
Phase-II
Phase-III
Phase-IV
2010
NCE's

…bursting dam.

$200
$150
$100
$50
$0
$92
$122
$115
$106
$127
$165
$186
$189
$193
$208
Aug-04
Nov-04
Feb-05
May-05
Aug-05
Nov-05
Mar-06
Jun-06
Sep-06
Dec-06

ICON Gross Business Wins - Last 10 Quarters ($ millions)
Strong business wins have led to…..

1.5
1.3
1.2
1.4
1.6
1.7
1.6
1.3
1.3
0.6
$46m
$120m
$106m
$101m
$122m
$140m
$171m
$166m
$157m
$170m

Net Business Wins
Book to Bill Ratio
…good Net New Business Wins
  and strong book-to-bill…

$900
$800
$700
$600
$500
$400
$300
$453
$488
$509
$528
$568
$633
$707
$772
$815
$872
Q3 04
Q4 04
Q1 05
Q2 05
Q3 05
Q4 05
Q1 06
Q2 06
Q3 06
Q4 06

…leading to record total backlog levels…
($ millions)

76%
76%
76%
76%
76%
$450
$400
$350
$300
$250
$200
71%
70%
71%
70%
67%
$416
$395
$360
$307
$296
$279
$262
$252
$248
$224
Q3 '04
Q4 '04
Q1 '05
Q2 '05
Q3 '05
Q4 '05
Q1 '06
Q2 '06
Q3 '06
Q4 '06

Value of backlog forecast to be earned in next 4 quarters
% coverage of next 4 quarters forecast revenues
…, strong forecast coverage of next 4 quarters
revenues……..

Largest Client
Top 5
Top 10
Top 25
9.1%
38.9%
61.0%
79.8%
9.6%
34.6%
51.1%
72.0%
FY To Nov 2005
2006

Client Concentration 2006 v 2005
…..and a broadening of the customer base.

STRATEGY

A Symbol of Excellence

2003
ICON acquires Globomax
ICON acquires Beacon Bioscience Inc.
ICON acquires Oviation
2000
ICON acquires central laboratory in New York
ICON acquires Managed Clinical Solutions
ICON acquires UK based Phase 1 Facility
1997
ICON opens its Sydney office
ICON opens office in Singapore and Buenos Aires
ICON acquires UK based regulatory consultancy
1990
ICON founded in Dublin by Dr. John Climax & Dr. Ronan Lambe
ICON's first foreign office opens in Winchester, UK
ICON opens its first Office in the US in Philadelphia

2006
•
Revenues $450 million
•
Operating Profits $51m
•
Bookings $665m
•
Staff 4,300
Core Strategy is Organic Growth, with acquisitions
adding new services or scale.

Core Strategy is Organic Growth, with acquisitions
adding new services or scale.

Core Strategy is Organic Growth, with acquisitions
adding new services or scale.

Phase 1 Unit
USA..?
Bio Analytical
USA..?

Niche
Therapy
CRO's..?

Core Strategy is Organic Growth, with acquisitions
adding new services or scale.

ICON
A Symbol of Excellence

Phase IV
Europe..?

Phase 1 Unit
USA..?
Bio Analytical
USA..?
Niche
Therapy
CRO's..?

Core Strategy is Organic Growth, with acquisitions
adding new services or scale.

ICON
A Symbol of Excellence

Phase 1 Unit
USA..?
Bio Analytical
USA..?
Niche
Therapy
CRO's..?
Phase IV
Europe..?
Patient
Recruitment
Specialists
US & EU..?

Core Strategy is Organic Growth, with acquisitions
adding new services or scale.

ICON
A Symbol of Excellence

Patient Recruitment Specialists US & EU..?
Phase 1 Unit USA..?
Bio Analytical USA..?
Niche Therapy CRO's..?
Phase IV Europe..?
Biomarkers Lab US & EU..?

Core Strategy is Organic Growth, with acquisitions
adding new services or scale.

ICON
A Symbol of Excellence

Patient Recruitment Specialists US & EU..?
Biomarkers Lab US & EU..?
Phase 1 Unit USA..?
Bio Analytical USA..?
Niche Therapy CRO's..?
Phase IV Europe..?
Contract Staffing Europe..?

Core Strategy is Organic Growth, with acquisitions
adding new services or scale.

Patient Recruitment Specialists US & EU..?
Biomarkers Lab US & EU..?
Contract Staffing Europe..?
Phase 1 Unit USA..?
Bio Analytical USA..?
Niche Therapy CRO's..?
Phase IV Europe..?
Imaging Labs Europe..?

Core Strategy is Organic Growth, with acquisitions
adding new services or scale.

Patient Recruitment Specialists US & EU..?
Biomarkers Lab US & EU..?
Contract Staffing Europe..?
Imaging Labs Europe..?
Phase 1 Unit USA..?
Bio Analytical USA..?
Niche Therapy CRO's..?
Phase IV Europe..?

EKG Lab
US & EU..?

Core Strategy is Organic Growth, with acquisitions
adding new services or scale.

EKG Lab
US & EU..?
Patient Recruitment Specialists
US & EU..?
Biomarkers Lab
US & EU..?
Contract Staffing
Europe..?
Imaging Labs
Europe..?
Phase 1 Unit
USA..?
Bio Analytical
USA..?
Niche Therapy CRO's..?
Phase IV
Europe..?
Niche
Geographic
CRO's..?

Core Strategy is Organic Growth, with acquisitions
adding new services or scale.

ICON
A Symbol of Excellence

EKG Lab
US & EU..?
Niche
Geographic
CRO's..?
Patient
Recruitment
Specialists
US & EU..?
Biomarkers
Lab
US & EU..?
Contract
Staffing
Europe..?
Imaging
Labs
Europe..?
Phase 1 Unit
USA..?
Bio Analytical
USA..?
Niche
Therapy
CRO's..?
Phase IV
Europe..?

Goal 2010
•
Revenues $1bn
•
Of which acquisitions
contribute $150m
•
Margins ≥14%
Core Strategy is Organic Growth, with acquisitions
adding new services or scale.

Chairman
Dr. John Climax
ICON Corporate
Dev
President
Bill Taaffe
CEO
Peter Gray
CFO
  Ciaran
Murray
ICON
Development
Solutions
President
Dr Thomas Frey
Beacon
Bioscience
CEO
Ted Gastineau
ICON Central
Laboratories
President
Bo
Scott-Edwards
b
ICON
Contracting
Solutions
Tony Southers
Snr VP
VP Corporate
QA
Jo Coyle
VP Global IT
Mike McGrath
VP Process
Development
Alan Morgan
Exec. VP
Organisational
Development
Sean Leech
VP Strategic HR
Eimear Kenny
Group Director
Market
Development
Simon Holmes
ICON Clinical
EU
President
Dr Peter
Sowood
ICON Clinical
US
President
Dr John
Hubbard
ICON Clinical
ROW President
Dr Dan Weng
ICON Clinical Research
ICON plc Global Organization

Financial Performance

	Q4 ’06	Q4 ’PY	% Increase
Net Revenue	128.9	88.1	46.4%
Direct Costs	72.5	48.7	48.8%
SG & A	37.6	26.8	40.3%
D & A	3.9	3.5	11.2%
	_____	_____	_____
Operating Income	14.9	9	65%
Net Income	12.4	7	79%
	_____	_____	_____
EPS (ex SFAS123R)	42c	24c	75%
EPS (Inc SFAS123R)	39c
Weighted Average no. of Shares (ex SFAS123R)	29.7m	28.5m
Recent Financial Performance
($ millions, except EPS)

	FY 2006	FY 2005	% Increase
Net Revenue	456	342.8	32.9%
Direct Costs	254	189.6	34%
SG & A	134.7	108.5	24.1%
D & A	14.9	13.9	7.4%
	_____	_____	_____
Operating Income	51.9	30.8	68.6%
Net Income	42.4	24.3	74.3%
	_____	_____	_____
EPS (ex SFAS123R)	145c	86c	68.6%
EPS (Inc SFAS123R)	133c
Weighted Average no. of Shares	29.3m	28.3m
Recent Financial Performance
($ millions, except EPS)

CAGR 29.2%
Millions
$550
$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
$116
$157
$226
$297
$327
$456
$540
FY2001
FY2002
FY2003
FY2004
FY2005
FY2006
FY2007 (E)

Net Revenue CAGR of 29% over 7 Years

$1.80
$1.60
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
CAGR 24.0%
$0.46
$0.58
$0.75
$0.94
$0.85
$1.33
$1.67
FY2001
FY2002
FY2003
FY2004
FY2005
FY2006
FY2007

Earnings Per Share Growth

	May 31, 05 (Year)	Dec 31, 05 (7 mths)	Dec 31, 06 (Year)
Net Cash	$78.4	$82.3	$98
Total assets	$347.6	$349.1	$476.3
Shareholder’s equity	$233.1	$241.6	$302.7
Cashflow from operations	$23.8	$11.7	$51.5
Capital expenditures	$15.6	$7.8	$12.3
Shares outstanding	27.8	28.0	28.5

Summary Balance Sheet and Cash Flow
($ millions)

32.2%
24.4%
22.8%
13.3%
11.0%
10.1%
7.6%
ICON
PRA
PPD
CRO Ind
KNDL
CVD
PRXL

*Source SEC Filings
Revenue Growth v Peers: Net Revenue
CAGR between 2000 and 2005

Investment Highlights
•
Top 4 global CRO
•
Strong market fundamentals
•
Outstanding record of organic growth
•
Strong balance sheet
•
Margin expansion opportunity
•
Good strategic position

Chairman
Dr. John Climax
ICON Corporate
Dev
President
Bill Taaffe
CEO
Peter Gray
ICON
Development
Solutions
President
Dr Thomas Frey
Beacon
Bioscience
CEO
Ted Gastineau
ICON Central
Laboratories
President
Bob
Scott-Edwards
ICON
Contracting
Solutions
Tony Southers
Snr VP
VP Corporate
QA
Jo Coyle
VP Global IT
Mike McGrath
VP Process
Development
Alan Morgan
Exec. VP
Organisational
Development
Sean Leech
VP Strategic HR
Eimear Kenny
Group Director
Market
Development
Simon Holmes
ICON Clinical
EU
President
Dr Peter
Sowood
ICON
Clinical US
President
Dr John
Hubbard
ICON Clinical
ROW President
Dr Dan Weng
ICON Clinical Research
CFO
Ciaran Murray
ICON plc Global Organization

ICON Clinical Research
Service Overview

Services
•
ICON  Clinical Research is a global provider of outsourced Phase II – IV development services to the pharmaceutical, biotechnology and medical device industries.
•
Clinical trial management services include:
¯
Project Management
¯
Clinical Monitoring
¯
Data Management
¯
Biostatistics
¯
Medical Affairs, Medical Writing & Safety Surveillance
¯
Late Phase Services (patient registries, health economics, outcomes research)
¯
Interactive Technologies (IVRS, ePRO, Portals, etc.)

ICON’s Business Trends
In Clinical Research

1,200
1,000
800
600
400
200
0
2003
2004
2005
2006
US (Net)
EU (Net)
ROW (Net)
Gross
Net

1Excludes IVR only data
2Gross = All RFPs Received
3 Net = (Gross minus Cancelled, Declined, Non Award, Sent to Other Division)
Clinical Research 2003 – 2006 Annual (Gross vs. Net)
Global RFP Flow

A Symbol of Excellence

$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
2003
2004
2005
2006
US (Net)
EU (Net)
ROW (Net)
Gross
Net

1Excludes IVR and Lab data
2Gross = All RFPs Received
3 Net = (Gross minus Cancelled, Declined, Non Award, Sent to Other Division)
Clinical Research 2003 - 2006 Annual (Gross vs. Net)
Global RFP Value ($ Million)
by Participating Region

ICON
A Symbol of Excellence

$700
$600
$500
$400
$300
$200
$100
$0
2003
2004
2005
2006
US
EU
ROW
Multi-Region

1 Excludes Change Order Values
1 Includes IVR Values
2 Based on Award Notification Date
3 Adjusted Value not used as 2003-2005 data would not be accurate
Award Value in Millions
Global Historical Awards by Originating Region

$700
$600
$500
$400
$300
$200
$100
$0
2003
2004
2005
2006
US
EU
ROW
Multi-Region

1 Excludes Change Order Values
1 Includes IVR Values
2 Based on Award Notification Date
3 Adjusted Value not used as 2003-2005 data would not be accurate
Award Value in Millions
Global Historical Awards by Participating Region

$160,000,000
$140,000,000
$120,000,000
$100,000,000
$80,000,000
$60,000,000
$40,000,000
$20,000,000
$0
Gastrointestinal
Cardiovascular
AI/AV
Oncology
CNS
Transplant/Immunology
Endocrine/Metabolics
Other
Single-Region
Multi-Region

 Excludes IVR Values
Award Value in Millions
Award Values by Therapeutic Area Summary

Award Value in Millions

$160,000,000
$140,000,000
$120,000,000
$100,000,000
$80,000,000
$60,000,000
$40,000,000
$20,000,000
$0
Gastroinstestinal
Cardiovasular
AI/AV
Oncology
CNS
Transplant/Immunology
Endocrine/Metabolics
Other
US
EU
ROW

Excludes IVR Values
Award Value in Millions
Global/Regional Award Values
Therapeutic Area Summary - 2006

$750
$600
$450
$300
$150
$0
Million
2003
2006
AI
Cardio
CNS
Endo
GI
Onco/Heme
Other

+ 200%
Therapeutic Growth (Awards)
Significant growth in Oncology, CNS, Anti-infectives & Endocrinology

Musc-skel, 0%
Other, 12%
AI, 17%
Onco/Heme, 5%
GI, 10%
Cardio, 25%
Endo, 16%
CNS, 15%

Musc-skel, 5%
Other, 13%
AI, 13%
Cardio, 8%
CNS, 13%
Onco/Heme, 21%
Endo, 19%
GI, 8%

2003
2006
Therapeutic Growth (%Revenues)

Large Pharma
Mid Tier
Bio/Other
70
60
50
40
30
20
10
0
2003
2004
2005
2006

Composition of Business
(Phase II-IV only) (% of Revenue)

Percent of Revenues
100%
80%
60%
40%
20%
0%
2003
2004
2005
2006
Single-Service
Multi-Service

Increased Outsourcing of Full Service Work
(U.S. Business)

400
350
300
250
200
150
100
50
0
Clinical/Med
BDM
IVRS
US
EU
ROW

Total Number of Active Projects by Region

Percent of Revenues
120%
100%
80%
60%
40%
20%
0%
2003
2004
2005
2006
US
EU
ROW

Increasing Contribution by EU and ROW
to ICON’s Business growth….

Percent of Revenues
25%
20%
15%
10%
5%
0%
Onc/Heme
CNS
AI
Endo
Genito
CV
GI
Musc-skel
Trans/Immun
Other
US
EU
ROW

Active Projects & Therapeutic Mix by Region
(% of Backlog for 2007)

Concluding Remarks

ICON is well Positioned to…….
•
Capitalise on the expanding market in late phase and safety studies
•
Increase geographical “foot print” to enhance patient recruitment for global studies
•
Shift backend support to low cost regions such as India
•
Utilize technology to improve efficiency and enhance value (ICOPhone,
ePRO, EDC, ICOnet)
•
Achieve excellence in key therapeutic areas and global project management

Chairman
Dr. John Climax
ICON Corporate
Dev
President
Bill Taaffe
CEO
Peter Gray
CFO
Ciaran Murray
ICON
Development
Solutions
President
Dr Thomas Frey
Beacon
Bioscience
CEO
 Ted Gastineau
ICON Central
Laboratories
President
Bob
Scott-Edwards
ICON
Contracting
Solutions
Tony Southers
Snr VP
VP Corporate
QA
Jo Coyle
VP Global IT
Mike McGrath
VP Process
Development
Alan Morgan
Exec. VP
Organisational
Development
Sean Leech
VP Strategic HR
Eimear Kenny
Group Director
Market
Development
Simon Holmes
ICON Clinical
EU
President
Dr Peter
Sowood
ICON Clinical
US
President
Dr John
Hubbard
ICON Clinical
ROW President
Dr Dan Weng
ICON Clinical Research
ICON
Clinical US
COO
Malcolm
Burgess
ICON plc Global Organization

•
Electronic Data Capture (EDC) has been around almost
30 years
•
Adoption has been slower than the technologists
predicted
•
So what’s changed
EDC – Origins of the species

ICON’s evaluation and selection of vendors
•
Historical experience with 14 different systems
¯
Driven by state of the market and client variation (no clear leader)
¯
Breath of experience beyond the reach of Pharma
•
Evaluated top 15 systems during 2004
¯
Functionality (Investigator, Monitor & Data Manager)
¯
Scalability & Financial stability
¯
Cost comparison
•
Selected Medidata Rave™ (February 2005)
¯
Non-exclusive agreement
•
Rave™ well accepted but clients continue to mandate other systems
•
Added Phase Forward Inform™ (January 2007)
¯
Rave™ and Inform™ dominated 2006 sales (each about 40% of market)
¯
Allows us to cover the majority of our EDC committed client base
•
So why Rave™ & Inform™ (and not other suppliers)
¯
Ease of use (Investigator, Monitor and Data Management)
¯
Internet enabled with zero footprint at site (minimal support overhead)
¯
Established relationships with ICON & positive real life experiences
¯
Limit to speed of technology transfer & number of systems
¯
Continue to review other niche providers (eg Late Phase)

Adoption metrics
•
In the last 3 years
¯
ICON has won 6 times as many EDC projects than in the preceding
13 years
¯
EDC Wins have more than doubled year on year
•
8 wins in 2004, 17 wins in 2005 and 38 wins in 2006
¯
Requests for proposals featuring EDC comprised about 35% of
our portfolio at the end of 2006 (<1% in 2003)
¯
Currently over 20% of our projects are using EDC, this is projected to reach between 35 and 40% by the end of 2007
•
Current EDC project portfolio
¯
53 ongoing EDC studies (plus 25 completed studies)
•
31 studies in Medidata Rave™
•
Over 2,000 sites and 20,000 patients
•
11 studies using Phase Forward Inform™
•
Over 450 sites and 5,000 patients
•
11 studies using other EDC systems (client mandated)

Data Management (cost per page)
Paper
EDC
Cost
20 30 40 50 60 70 80 90 100 150 200 250 500
Total Pages (Thousands)

Supports complex
studies (eg
Oncology)
Faster time to
database lock and
final study reports
Access to data
(Adaptive trials)
>$6M
Drivers for adoption – cost, speed & visibility

ICON
Investor Relations Day 2007
Short Break

Chairman
Dr. John Climax
ICON Corporate
Dev
President
Bill Taaffe
CEO
Peter Gray
CFO
Ciaran Murray
ICON
Development
Solutions
President
Dr Thomas Frey
Beacon
Bioscience
CEO
 Ted Gastineau
ICON Central
Laboratories
President
Bo
Scott-Edwards
b
ICON
Contracting
Solutions
Tony Southers
Snr VP
VP Corporate
QA
Jo Coyle
VP Global IT
Mike McGrath
VP Process
Development
Alan Morgan
Exec. VP
Organisational
Development
Sean Leech
VP Strategic HR
Eimear Kenny
Group Director
Market
Development
Simon Holmes
ICON Clinical
EU
President
Dr Peter
Sowood
ICON Clinical
US
President
Dr John
Hubbard
ICON Clinical
ROW President
Dr Dan Weng
ICON Clinical Research
ICON plc Global Organization

IMPROVE
•
Root and branch review of Standard Operating Procedures to enhance consistency of client experience and efficiency of operational delivery
¯
Data Management
¯
Site visits
¯
Document Management & Archiving
¯
Regulatory & Ethics submissions
¯
Site selection & feasibility

EXPEDITE
•
A review of project management methodology, procedures, and tools, to enhance consistency of client experience and effectiveness of operational delivery
¯
Consistent work break down structure across systems
¯
Templates to assist in task planning
¯
More structured approach to risk management
¯
Standardised global training for project leaders
¯
Creation of a global Project Management Office

New Investments in tools
•
Continuous investment in new tools to support new processes and to provide a scaleable system framework for the enterprise
¯
Clinical Trial management system ( ICOTrial ) active on over 70 projects
¯
SOPs management systems launched at the end of 2006 (iDoc )
¯
Sales contact management tool launched in January 2007 (salesforce.com)
¯
New training and compliance system currently being launched (iLearn )
¯
New enterprise wide financial and project accounting system will go live in Q3
2007

ISO certification
Continuous reassessment & learning
Site & data audits
System & process audits
Audit risk assessment
Systems & tools
Training and testing
Supervision
SOPs and guidelines
Experienced staff
Integrity
Quality Framework and Philosophy

ICON
A Symbol of Excellence

Supporting Growth – Systems, Process, and QA

Chairman
Dr. John Climax
ICON Corporate
Dev
President
Bill Taaffe
CEO
Peter Gray
CFO
Ciaran Murray
ICON
Development
Solutions
President
Dr Thomas Frey
Beacon
Bioscience
CEO
 Ted Gastineau
ICON Central
Laboratories
President
Bob
Scott-Edwards
ICON
Contracting
Solutions
Tony Southers
Snr VP
VP Corporate
QA
Jo Coyle
VP Global IT
Mike McGrath
VP Process
Development
Alan Morgan
Exec. VP
Organisational
Development
Sean Leech
VP Strategic HR
Eimear Kenny
Group Director
Market
Development
Simon Holmes
ICON Clinical
EU
President
Dr Peter
Sowood
ICON Clinical
US
President
Dr John
Hubbard
ICON
Clinical
ROW
President
Dr Dan
Weng
ICON Clinical Research
ICON plc Global Organization

R&D Cost (2004 to 2006)

Billions
USD 6.00
USD 2.00
(USD 2.00)
2004
2005
2006
R&D Cost

JPMA – Japan Dec 2006
Total R&D Spend of Japanese Pharmaceutical Companies

Revenue (2003 to 2006)
Millions
USD 800.00
USD 600.00
USD 400.00
USD 200.00
USD 0.00
2003
2004
2005
2006
Japan

JCROA-Japan, Dec 2006
The Revenue of CROs in Japan

	Clinical Staff	Location
ICON	70	Tokyo
Quintiles	300	10 offices in Japan
CMIC	350	10 offices in Japan
EPS	300	10 offices in Japan
MSP	150	3-4 offices in Japan
Parexel	250	Kobe/Tokyo
CROs in Japan (as of 2006)

CRO Opportunities in Japan
•
Domestic growth
¯
Increasing Demands
•
Headcount cut in pharma Vs more clinical trials
•
Pivotal studies Vs local studies
•
Mega companies (big three) Vs middle/small pharmas
•
CRO growth Vs SMO involvement (less SMO needs)
•
SMO currently acts as a ‘patient broker’
•
Regional study management
¯
Joint studies between Japan and region
•
Unique processes, culture difference, language, ICON’s presence in the region
•
Current modification on Japanese Regulations (Asia data to support
Japanese NDA)

Clinical Research in India – Medium term opportunity
•
Progressively developing infrastructure ( >14000 hospitals by 2010)
•
Cost effectiveness -50% of the cost in US
•
Large Population
¯
Genetically heterogeneous
¯
Treatment Naive Patient population
¯
Expedited target recruitment
•
Indications
¯
Prevalence of rare diseases
¯
Huge patient population of diseases like Diabetes and
Tuberculosis
•
Compliance to global quality and ethical standards
•
Availability of highly skilled medical professionals and research staff
•
Large pool of English speaking Caucasian population
•
Streamlined regulatory structure

N
OUTLINE MAP OF INDIA
Patiala
Chandigarh
Karnal
Delhi
Aligarh
Lucknow
Bikaner
Jaipur
Bhopal
Ahmedabad
Indore
Nagpur
Calcutta
Mumbai
Nashik
Pune
Manipal
Mangalore
Hyderabad
Bangalore
Vellore
Cochin
Chennai
Thrissur
Trivandrum
Map not to Scale
Copyright (c) Compare Infobase Pvt. Ltd. 2001-02

2

Amritsar
Geographical spread of current ICON
managed sites

Clinical Research in China – Longer term opportunity
•
Top investigators-5-10 years global experience
•
Patient pool/ Recruitment reliability (216 hospitals,53
different specialties for GCP certified clinical trials
centers)
•
Rapidly expanding pharmaceutical market ---5th
largest by 2010, 2nd/3rd largest by 2020
•
Huge CRO market potential
•
Cost-competitive : 40% reduction Vs EU & USA
•
Global trials accelerated China marketing registration
•
More clinical trials for domestic NDAs
•
Long timeline for CTA approval

Chairman
Dr. John Climax
ICON Corporate
Dev
President
Bill Taaffe
CEO
Peter Gray
CFO
Ciaran Murray
ICON
Developme
nt Solutions
President
Dr Thomas
Frey
Beacon
Bioscience
CEO
Ted Gastineau
ICON Central
Laboratories
President
Bob
Scott-Edwards
ICON
Contracting
Solutions
Tony Southers
Snr VP
VP Corporate
QA
Jo Coyle
VP Global IT
Mike McGrath
VP Process
Development
Alan Morgan
Exec. VP
Organisational
Development
Sean Leech
VP Strategic HR
Eimear Kenny
Group Director
Market
Development
Simon Holmes
ICON Clinical
EU
President
Dr Peter
Sowood
ICON Clinical
US
President
Dr John
Hubbard
ICON Clinical
ROW President
Dr Dan Weng
ICON Clinical Research
ICON plc Global Organization

ICON
A Symbol of Excellence

Medeval
Manchester, UK
GloboMax
icon
Ellicott City, MD
& Redwood City,
CA, USA
ICON
Consulting
Marlow, UK
ICON
A Symbol of Excellence
Development Solutions

ICON Development Solutions
•
Medeval: Full Service Clinical Pharmacology Unit, Manchester, UK
•
GloboMax: Strategic Product Development Consulting, Baltimore, US
•
ICON Consulting (YRCR): Regulatory Affairs Consulting, Early Phase Clinical
Operations, Marlow, UK

ICON
A Symbol of Excellence

Excellence in Project Management, Consulting & Operations

Project Management

Consulting | Operations

- Regulatory Affairs
- Phase I
- Phase IIA Proof of Concept
- PK/PD/Pharmacometrics
- Clinical Pharmacodynamics
- Bioanalysis
- CMC/Pre-Clinical
- Biometrics
- Medical Writing, Publishing
- Quality Control, Assurance

ICON Development Solutions

New Drug Product	IND/CTA	Phase I	Phase IIa	Phase IIb/ Phase III	NDA/MAA/ CTD	Phase IV

•
Regulatory and Development Strategy
•
Protocol Design
•
Regulatory Submissions and Agency Meetings
•
Study/Program Execution
•
Evaluation and Reporting
➢
From compound selection through development to approval
and beyond
Service Proposition

Area	Collective Expertise
Clinical Drug Development / Clinical Pharmacology	>12 MDs/PhD >130 years experience, >1200 ph I/IIA trials
Regulatory Affairs	15 MSc/PhD >150 years EU/US experience
CMC, Formulation Development	>6 MSc/PhD >100 years experience
PK/PD, Pharmacometrics	14 MSc/PhD, over 100 years experience
Scientific Capability

Area	Activity
Development Consulting	Build on US strengths and expand in EU
Regulatory, Publishing	E-submission requirement in EU/US creates big growth opportunity
Phase I	US Phase I acquisition Expansion into special population studies
PK, PD, Pharmacometrics	Constant demand for services, modeling and simulation rising
CMC, Non-clinical	Life cycle management segment growing
Strategy For Growth

Chairman
Dr. John Climax
ICON Corporate
Dev
President
Bill Taaffe
CEO
Peter Gray
CFO
Ciaran Murray
ICON
Development
Solutions
President
Dr Thomas Frey
Beacon
Bioscience
CEO
Dr Ted
Gastineau
ICON Central
Laboratories
President
Bob
Scott-Edwards
ICON
Contracting
Solutions
Tony Southers
Snr VP
VP Corporate
QA
Jo Coyle
VP Global IT
Mike McGrath
VP Process
Development
Alan Morgan
Exec. VP
Organisational
Development
Sean Leech
VP Strategic HR
Eimear Kenny
Group Director
Market
Development
Simon Holmes
ICON Clinical
EU
President
Dr Peter
Sowood
ICON Clinical
US
President
Dr John
Hubbard
ICON Clinical
ROW President
Dr Dan Weng
ICON Clinical Research
ICON plc Global Organization

Central Laboratory – 2006 Overview
•
Revenue grew by +65%
¯
Europe: +93%USA:+62%
•
Won 289 New studies
¯
Strike rate:47%
¯
Repeat business:88%(31 New Clients)
•
Backlog:~$100m(+26%)
•
Customer Satisfaction:
¯
94% would use us again
¯
94% would recommend us to colleagues
¯
54% thought we were the “best” Central Laboratory
¯
33% thought we were as good as the “others”
•
Headcount grew to 356

Central Laboratory – 2007 Outlook
•
Target Revenue growth:>20%
•
Target margin:8-10% at year end
•
Expanding Sales Team
•
Organization growth tailored to demand
•
Expanded use of Six Sigma and Metrics
•
Continue to expand test menu/platforms
¯
Focus on Flow Cytometry and key biomarkers

Central Laboratory – 2007 Outlook
•
Kit output:
¯
~45,000 kits/month compared to ~25,000 in 2005
•
Upgrading systems & processes to yield further
efficiencies
¯
Kit automation initiative underway
¯
Upgrade to IT systems underway
¯
Launched new RDA system
•
Dublin has expanded – Laboratory & Support Teams
¯
Will continue as new HQ comes on line
•
Singapore is on line
¯
Sample receipt/Reporting
•
Actively seeking partners in India & China

200,000
250,000
300,000
350,000
400,000
450,000
500,000
550,000
Jan-06
Feb-06
Mar-06
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
Total Kits
Total Accessions
Kits & Accessions - 2006

Challenges…
•
Extending our Global presence…
¯
Singapore, India, China…
¯
Upgrading our Affiliate activity…
•
Adding high caliber staff
•
Retaining our distinctive style -
¯
A service business built around a Lab
¯
Producing high quality data
¯
Noted for Responsiveness and Flexibility
¯
Focused on Customer Delight!
•
Keeping focused:
¯
Efficiency & Effectiveness with High Quality!

Chairman
Dr. John Climax
ICON Corporate
Dev
President
Bill Taaffe
CEO
Peter Gray
CFO
Ciaran Murray
ICON
Development
Solutions
President
Dr Thomas Frey
Beacon
Bioscience
CEO
 Ted
Gastineau
ICON Central
Laboratories
President
Bob
Scott-Edwards
ICON
Contracting
Solutions
Tony Southers
Snr VP
VP Corporate
QA
Jo Coyle
VP Global IT
Mike McGrath
VP Process
Development
Alan Morgan
Exec. VP
Organisational
Development
Sean Leech
VP Strategic HR
Eimear Kenny
Group Director
Market
Development
Simon Holmes
ICON Clinical
EU
President
Dr Peter
Sowood
ICON Clinical
US
President
Dr John
Hubbard
ICON Clinical
ROW President
Dr Dan Weng
ICON Clinical Research
ICON plc Global Organization

What we do
Beacon provides a Complete Solution for medical
imaging based product development.

A Complete Solution
•
Design                  Clinical Trial Design focused
                            on imaging.  Regulatory
                                          ________________________________________________________________
•
Implement             the imaging at hospitals
                                                         _________________________________________________________________
•
Manage                all digital images centrally from
                            radiology department
                                                        _________________________________________________________________
•
Analyze                 Provide centralized analysis of images
                            quantitative, qualitative
                                                         _________________________________________________________________
•
Deliver                  Develops comprehensive digital
                            databases for Sponsor and Agency

We think differently
•
Imaging sees/measures
structure and function
•
Each pixel represents a
physiologic/metabolic
characteristic.
•
Images are spatially
distributed data

Information is a Verb
“Information: verb
 active information derived from passive
data using a new level of information
analysis.”
-Michael Dertouzous, M.I.T. 1998

Other, 2%
Cardio, 12%
Diagnostic, 30%
Oncology, 56%

Diagnostic, 7%
Other, 4%
Cardio, 11%
Oncology, 78%

2005
2006
Therapeutic Growth (%Revenues)

ICON
A Symbol of Excellence

30,000
25,000
20,000
15,000
10,000
5,000
-
Submitted $s

Medical Imaging – 2005 and 2006
Global RFP Value ($ Million)

$30,000,000
$25,000,000
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$0
2004
2005
2006
Net Business Awards
Backlog

New Awards and Backlog

Revenue and Margin

Re-branding Beacon Bioscience to
ICON Medical Imaging
•
Beacon Bioscience will be re-branded to become
ICON Medical Imaging
•
This reflects our further integration and our status as a
core division of ICON
•
We are launching a year long campaign including
mailers, meetings, and trade shows
•
Excellent opportunity to re-tell our growth story,
emphasize our size and differentiate the value
proposal

Chairman
Dr. John Climax
ICON Corporate
Dev
President
Bill Taaffe
CEO
Peter Gray
CFO
Ciaran Murray
ICON
Development
Solutions
President
Dr Thomas Frey
Beacon
Bioscience
CEO
 Ted Gastineau
ICON Central
Laboratories
President
Bob
Scott-Edwards
ICON
Contracting
Solutions
Tony
Southers
Snr VP
VP Corporate
QA
Jo Coyle
VP Global IT
Mike McGrath
VP Process
Development
Alan Morgan
Exec. VP
Organisational
Development
Sean Leech
VP Strategic HR
Eimear Kenny
Group Director
Market
Development
Simon Holmes
ICON Clinical
EU
President
Dr Peter
Sowood
ICON Clinical
US
President
Dr John
Hubbard
ICON Clinical
ROW President
Dr Dan Weng
ICON Clinical Research
ICON plc Global Organization

BPA / MCS Acquisition October 2002
•
Two business segments BPA and MCS
•
BPA
¯
Clinical Division with good Transplant,
Oncology and Vaccine experience
¯
BPA integrated into the US clinical division
•
MCS –
¯
Focused on contract staffing
¯
New service for ICON
¯
Stand alone status

BPA – Post Acquisition
•
BPA was integrated into ICON and many of the
personnel are still with ICON 4 years on
•
Added to the overall value of ICON
¯
Critical mass when required and
¯
Therapeutic expertise and experience
                        Success !!!!!!

June 2005
•
Tony Southers (Ex VP of BD-Europe) appointed Head
of MCS
¯
Introduced a Sales Team and a Client ‘Service’
focus
¯
Improved / Updated processes & technology
¯
Upgraded candidate package
¯
Developed growth strategy
¯
Re-aligned the group into ICON and improved
operational leverage
¯
Change of name

ICON
A Symbol of Excellence

$15.0
$13.0
$11.0
$9.0
$7.0
$5.0
2000
2001
2002
2003
2004
2005
2006
2007

MCS Re-launch
Plan
ICS Revenue History

ICS Future Growth Opportunities
•
Growth within the US will continue
¯
35% growth next year (current NY location)
¯
Expand permanent placement capabilities
¯
West Coast market exploration (build or buy)
•
Other opportunities within new markets
¯
Europe (build or buy)
¯
Advantage of offering global coverage
¯
Same clients within US and EU
•
Further opportunities beyond EU would include the new
emerging markets
¯
South America & Asia

ICON PLC
Q&A Session